1 Patria’s Second Quarter 2023 Earnings Presentation AUGUST 3, 2023

2 Disclaimer This presentation may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others. Forward-looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward- looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. This presentation does not constitute an offer of any Patria Fund. We prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our portfolio companies, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our portfolio companies nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever. IFRS Balance sheet and results for the current reporting period are preliminary and unaudited. Due to the closing of certain M&A activity in 2Q23, certain elements of our 2Q23 IFRS balance sheet and IFRS financial results are dependent on completed purchase price allocation for those transactions, which could cause Patria’s audited IFRS balance sheet and net income to differ from the unaudited information reported within this presentation. We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non-GAAP financial measures, together with their reconciliations, for the periods indicated. We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies.

3 Patria Reports Second Quarter 2023 Results “Patria’s second quarter results reflect continued solid financial performance, as we delivered Distributable Earnings of 30 cents per share, driven by steady and growing Fee Related Earnings and again a contribution from Performance Fees. Fee Earning AUM is up 8% from the prior quarter and 15% from one year ago, and capital formation is accelerating with organic inflows of $1.5 billion in the quarter plus the announcement of our new partnership with Bancolombia. I am pleased with our execution so far this year, and we remain focused and committed to our targets for 2023 and beyond.” ALEX SAIGH CHIEF EXECUTIVE OFFICER AUGUST 3, 2023 – Patria Investments Limited (NASDAQ: PAX) today reported its unaudited results for the second quarter ended June 30, 2023. Conference Call Patria will host its second quarter 2023 investor conference call via public webcast on August 3, 2023, at 9:30 a.m. ET. To register, please use the following link: https://edge.media-server.com/mmc/p/bv3uj5p8 For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ About Patria Patria is a leading alternative investment firm focused on Latin America, with over 30 years of history and combined assets under management of $28.2 billion, and a global presence with offices in 10 cities across 4 continents. Patria aims to provide consistent returns in attractive long-term investment opportunities that allow for portfolio diversification through its Private Equity, Infrastructure, Credit, Public Equities and Real Estate products. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for society. Further information is available at www.patria.com Shareholder Relations Contacts JOSH WOOD PatriaShareholdersRelations@patria.com T: +1 917 769-1611 E: josh.wood@patria.com ANDRE MEDINA T: +1 345 640-4904 E: andre.medina@patria.com Dividend Patria has declared a quarterly dividend of $ 0.251 per share to record holders of common stock at the close of business on August 16, 2023. This dividend will be paid on September 8, 2023.

4 Patria Reports Second Quarter 2023 Results AUGUST 3, 2023

Patria's Second Quarter 2023 IFRS Results

- IFRS Net Income attributable to Patria was US$35.7 million for 2Q23 and US$52.9 million YTD

(US$ in millions)	2Q22	2Q23	YTD 2Q22	YTD 2Q23
Revenue from management fees	55.6	63.1	110.2	121.9
Revenue from incentive fees	0.1	0.0	0.1	0.1
Revenue from performance fees (1)	0.0	17.5	0.0	32.9
Revenue from advisory and other ancillary fees	0.9	0.5	2.0	1.0
Taxes on revenue (2)	(0.9)	(2.5)	(1.7)	(3.6)
Revenue from services	**55.6**	**78.6**	**110.6**	**152.3**
Personnel expenses (3)	(16.9)	(18.6)	(33.8)	(37.0)
Deferred Consideration (4)	(6.1)	(6.1)	(12.2)	(12.2)
Amortization of intangible assets	(4.1)	(5.5)	(8.5)	(10.4)
Carried interest allocation	-	(5.7)	-	(11.1)
General and Administrative expenses	(8.9)	(10.2)	(16.3)	(19.1)
Other income/(expenses) (5)	(5.1)	(4.9)	(7.2)	(13.4)
Share of equity-accounted earnings (6)	(1.0)	0.1	(1.0)	(0.5)
Net financial income/(expense) (7)	2.1	0.7	6.6	0.5
Income before income tax	**15.6**	**28.3**	**38.1**	**49.0**
Income tax (8)	0.3	7.7	(3.9)	4.6
Net income for the period	**15.9**	**36.0**	**34.2**	**53.6**
Attributable to:				
Owners of the Parent	**15.9**	**35.7**	**34.2**	**52.9**
Non-controlling interests (9)	**-**	**0.3**	**-**	**0.6**

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding.

See notes and definitions at end of document.

5

Highlights

Fee Related Earnings

of **$34 mn** in 2Q23 at a margin of *56%*

and **$65 mn** YTD

as we reiterate our **$150 mn** *FY23 target*

$11 mn *of Performance Related Earnings* in 2Q23

and **$40 mn**

over the last 3 quarters

DE per share

$0.30

in 2Q23

Dividend/share

$0.251

in 2Q23

Dividend yield of

5+%

already secured YTD based on beginning of the year share price[1]

Capital Formation:

$1.5 bn *of organic inflows in 2Q23*

and **$3.4 bn** *of total capital formation secured July YTD (including pending inorganic inflows[2])*

2Q23 Divestments

Transactions for Delly's and SmartFit (Private Equity Fund V) contributed to proceeds of nearly **$2.2 bn** secured for our flagship fund investors in the LTM

Partnership with Bancolombia[2]

*Adds ~**$1 bn of permanent capital AUM** and leverages well-established brand to expand distribution capabilities for alternative investment products in Colombia*

PATRIA

(1) Based on PAX share price as of 30-Dec-22 and dividends for 4Q22 (paid in March), 1Q23 (paid in June) and 2Q23 (to be paid in September); (2) Partnership with Bancolombia announced on 5-Jul-23 and expected to close in 3Q23

6

7 ▪ Total Assets Under Management (“AUM”) of $28.2 billion as of June 30, 2023, up 7% compared to one year ago ▪ Fee-Earning AUM (“FEAUM”) of $21.6 billion as of June 30, 2023, up 15% compared to one year ago ▪ Organic inflows of $1.5 billion in 2Q23 and $2.8 billion in the LTM ▪ Total Deployment of $214 million in 2Q23 and $980 million in the LTM ▪ Realizations of $1.7 billion in 2Q23 and $1.9 billion in the LTM Patria’s Second Quarter 2023 Summary Financial Measures Key Business Metrics ▪ Fee Related Earnings (“FRE”) of $33.8 million in 2Q23, up 9% compared to 2Q22 ▪ Performance Related Earnings of $10.7 million in 2Q23, compared to zero in 2Q22 ▪ Distributable Earnings (“DE”) of $43.6 million in 2Q23, up 50% compared to 2Q22 ▪ Net Accrued Performance Fees were $472 million as of Jun 30, 2023, or $3.19 per share, up 8% from $437 million as of March 31, 2023 ▪ Declared quarterly dividend of $0.251 per common share payable on September 8, 2023 See notes and definitions at end of document

Patria's Second Quarter 2023 Earnings

- Distributable Earnings ("DE") of $43.6 million in 2Q23

(US$ in millions)	2Q22	2Q23	% Δ	YTD 2Q22	YTD 2Q23	% Δ
Management Fees	55.6	61.6	11%	110.2	119.1	8%
(+) Incentive Fees	0.1	0.0		0.1	0.1	
(+) Other Fee Revenues	0.9	0.5		2.0	1.0	
(–) Taxes on Revenues (1)	(0.9)	(1.3)		(1.7)	(2.3)	
Total Fee Revenues	**55.6**	**60.8**	**9%**	**110.6**	**118.0**	**7%**
(–) Personnel Expenses	(15.7)	(16.8)	7%	(30.8)	(33.6)	9%
(–) General and Administrative Expenses	(7.4)	(8.3)	12%	(13.9)	(15.9)	15%
(–) Placement Fees Amortization and Rebates (2)	(1.4)	(1.8)	24%	(2.9)	(3.4)	15%
Fee Related Earnings (FRE)	**31.1**	**33.8**	**9%**	**62.9**	**65.0**	**3%**
FRE Margin (%)	**56%**	**56%**		**57%**	**55%**	
Realized Performance Fees (After-Tax)	-	16.4		-	31.9	
(–) Carried interest allocation and bonuses (3)	-	(5.7)		-	(11.1)	
Performance Related Earnings (PRE)	**-**	**10.7**		**-**	**20.7**	
(+) Net financial income/(expense) (4)	(0.8)	1.9		4.0	0.9	
Pre-Tax Distributable Earnings	**30.3**	**46.4**		**66.9**	**86.6**	
(–) Current Income Tax (5)	(1.1)	(2.8)		(2.7)	(3.8)	
Distributable Earnings (DE)	**29.2**	**43.6**		**64.2**	**82.8**	
DE per Share	**0.20**	**0.30**		**0.44**	**0.56**	

PATRIA

See notes and definitions at end of document. Totals may not add due to rounding.
Note: For Patria's non-GAAP Income Statement, results for VBI Real Estate are reflected on a proportional consolidated basis to include Patria's 50% ownership stake on each line item. In the IFRS Income Statement, VBI Real Estate is fully consolidated on each line item and adjusted by non-controlling interest.

8

Fee Related Earnings ("FRE")



QUARTER
Total Fee Revenues
$55.6 million
+9%
$60.8 million
Operating Expenses
24.6
+10%
27.0
Fee Related Earnings
31.1
+9%
33.8
2Q22
2Q23
FRE Margin
56%
56%
YTD
Total Fee Revenues
$110.6 million
+7%
$118.0 million
Operating Expenses
47.7
+11%
52.9
Fee Related Earnings
62.9
+3%
65.0
YTD 2Q22
YTD 2Q23
FRE Margin
57%
55%

- Fee Related Earnings of $33.8 million in 2Q23 were up 9% compared to 2Q22, in line with our Total Fee Revenue growth of 9% for the same period
- Recurring Management Fees in 2Q23 were up 11% compared to 2Q22 driven by both organic and inorganic Fee Earning AUM growth
- Operating expenses in 2Q23 were up 10% compared to 2Q22 (9% excluding placement costs) reflecting the acquisitions of VBI, Igah and Kamaroopin as well as inflationary pressure on salaries and expenses
- YTD Fee Related Earnings were $65 million and reaching our 2023 FRE target of $150 million implies incremental growth in the second half of the year

PATRIA

See notes and definitions at end of document. Totals may not add due to rounding.

9

10 Net Accrued Performance Fees ▪ Net Accrued Performance Fees were $472 million on June 30, 2023, up 8% from $437 million on March 31, 2023 ▪ Additional $10 million of Net Accrued Performance Fees added for growth equity as a result of the completion of Patria’s full acquisition of Kamaroopin ▪ $11 million of Performance Related Earnings (PRE) in 2Q23 driven by incremental realization from Infrastructure Fund III based on the final net proceeds from the exits of ODATA and Entrevias ▪ The current Net Accrued Performance Fees equate to $3.19 per share See notes and definitions at end of document. Totals may not add due to rounding. 214 99 129 … Net Accrued Performance Fees (US$ in millions) US$ 472 mn PE VI PE V IS III Others2 2Q23 Composition by Fund 1Q23 2Q23 437 3 EoP FX US$/BRL 5.08 PE V (2015) EoP FX US$/BRL 4.82 (10) Others2 Period Change in Balance by Fund (Vintage) IS IV 437 2Q22 EoP FX US$/BRL 5.24 472 483 46 PE VI (2019) 2Q23 Before Realization IS III Realized Perf. Fee 1 22 11 (11) IS III (2013) IS IV (2018) 1316

Total Assets Under Management

- Total AUM of $28.2 billion as of June 30, 2023, up 7% from $26.3 billion one year ago
- LTM growth was driven by capital inflows of $3.3 billion together with positive valuation and currency impact of $2.6 billion, partially offset by outflows of $(3.9) billion which included strong divestment activity in our flagship funds
- Total AUM is comprised of Fair Value of Investments of $23.4 billion and Uncalled Capital of $4.9 billion as of June 30, 2023



(US$ in billions)
Private Equity
Infrastructure
Credit
Public Equities
Real Estate
Advisory & Distribution
+7%
26.3
2.4
1.4
2.1
4.8
5.5
10.2
2Q22
28.2
2.5
1.8
2.7
4.9
5.0
11.2
2Q23



Fair Value of Investments
2.5
1.7
2.7
US$ 23.4 bn
8.7
4.9
2.7
+
Uncalled Capital
0.1
US$ 4.9 bn
2.3
2.5

Capital Formation

- $1.5 billion of organic inflows in 2Q23 across a diversified product offering and more than $2.2 billion secured through July YTD
- $3.4 billion of total capital formation secured through July YTD including pending inorganic[1] inflows
- Nearing a cumulative $8 billion in capital formation since the beginning of 2022, tracking towards the 4-year cycle target of $20 billion by the end of 2025

PATRIA

(1) Partnership with Bancolombia announced on 5-Jul-23 and expected to close in 3Q23
See notes and definitions at end of document. Totals may not add due to rounding.

11

Portfolio Activity - Drawdown Funds

Total Deployment[1] ($mn) (Invested + Reserved)	3Q22	4Q22	1Q23	2Q23	LTM 2Q23
Total	**-**	**635**	**131**	**214**	**980**
Private Equity	-	515	-	194	709
Infrastructure	-	120	127	-	247
Others[2]	-	-	4	20	24

Valuation Impact ($mn) Increase (Decrease)	3Q22	4Q22	1Q23	2Q23	LTM 2Q23
Total	**413**	**117**	**(526)**	**257**	**261**
Private Equity	282	(63)	(576)	141	(216)
Infrastructure	121	197	47	101	466
Others[2]	10	(17)	3	16	12

Realizations ($mn)	3Q22	4Q22	1Q23	2Q23	LTM 2Q23
Total	**47**	**122**	**62**	**1,690**	**1,930**
Private Equity	19	2	44	118	184
Infrastructure	10	103	4	1,561	1,678
Others[2]	19	16	14	20	69

- $214 million deployed in 2Q23 and $980 million in the LTM
- Positive valuation impact of $257 million in 2Q23 (excluding currency impact) driven by appreciation in both Private Equity and Infrastructure, with notable strength in publicly traded positions
- Realizations of $1.7 billion in 2Q23, driven by the closings of divestment transactions for ODATA and Entrevias in Infrastructure Fund III, and block sales of SmartFit in Private Equity Fund V

PATRIA

See notes and definitions at end of document. Totals may not add due to rounding.

(1) *Total Deployment* represents the incremental capital invested or reserved in the period, as this reflects the most relevant activity driving fee revenue and the fundraising cycle.

(2) *Others* include Credit and Real Estate drawdown funds.

12

Fee Earning Assets Under Management

- Fee Earning AUM (FEAUM) of $21.6 billion was up 15% from one year ago driven by $3.2 billion of inflows and $1.6 billion of valuation and currency impact, partially offset by $2 billion of outflows
- Management Fees of $61.6 million in 2Q23 were up 11% compared to 2Q22 driven by both organic and inorganic Fee Earning AUM growth
- $109 thousand of accrued Incentive Fees as of June 30, 2023 driven by our credit products



Private Equity
Infrastructure
Credit
Public Equities
Real Estate
Advisory & Distribution
(US$ in billions)
15%
18.8
1.3
1.8
2.1
4.6
3.7
5.3
21.6
2.0
1.9
2.7
4.9
3.4
6.7
2Q22
2Q23



2Q23 Mgmt. Fee Revenue Breakdown Per Strategy
US$ 61.6 mn
47%
22%
16%
7%
6%
3%

Note: Patria's Fee Earning AUM reflects the basis that is generating management fees in the current reporting period. Since the flagship Private Equity and Infrastructure funds generally call for management fees semi-annually (in January and July), capital that is invested or reserved in Q1 and Q2 will begin to generate management fees in Q3, and likewise, capital invested or reserved in Q3 and Q4 will begin to generate management fees in Q1 of the following year. See notes and definitions at end of document. Totals may not add due to rounding.

PATRIA

13

Platform Overview by Asset Class

Asset Class	FEAUM by Structure			Fee Basis	Duration	Currency Exposure Hard / Soft (%)	Effective Mgmt. Fee Rate
Private Equity	$6.7bn	100%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	91% / 9%	1.7%
Infrastructure	$3.4bn	93%	Drawdown Funds	Hybrid: Committed/ Deployed Capital at Cost	Long-dated & Illiquid	81% / 19%	1.6%
		7%	Infrastructure Core	Net Asset Value	Permanent Capital	0% / 100%	
Credit	$4.9bn	94%	Open/Evergreen Funds	Net Asset Value	Periodic/Limited liquidity	72% / 28%	0.8%
		6%	Drawdown Funds	Net Asset Value	Long-dated & Illiquid	0% / 100%	
Public Equities	$2.7bn	100%	Open/Evergreen Funds	Net Asset Value	Periodic/Limited liquidity	0% / 100%	0.7%
Real Estate	$1.9bn	33%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	49% / 51%	1.1%
		67%	REITs	Net Asset Value	Permanent Capital	0% / 100%	
Advisory & Distribution	$2.0bn	32%	Advisory	Net Asset Value	Periodic/Limited liquidity	27% / 73%	0.4%
		68%	Distribution Partnerships	Based on Underlying Fund	Long-dated & Illiquid	100% / 0%	
Total	$21.6bn					**64% / 36%**	**1.2%**

PATRIA

Note: *Currency Exposure Hard / Soft (%)* reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e. local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value. *Effective Management Fee Rate* reflects the LTM management fee revenue divided by the average FEAUM for the past 12 months. Real Estate *Effective Mgmt. Fee Rate* includes the proforma impact of 100% of VBI which is effective at Patria's 50% ownership level. Private Equity effective management fee rate is temporarily impacted by fee holiday terms for our latest vintage flagship fund.

14

15 Total AUM Roll Forward Three Months Ended June 30, 2023 ($mn) Private Equity Infrastructure Credit Public Equities Real Estate Advisory & Distribution Total AUM 1Q23 10,593 5,950 4,705 2,205 1,337 2,509 27,299 Acquisitions1 184 - - - - - 184 Inflows2 179 401 90 368 313 154 1,505 Outflows3 (183) (1,563) (75) (125) (27) (175) (2,148) Valuation Impact 145 99 167 274 129 62 877 FX 346 134 9 (8) 94 (12) 563 Funds Capital Variation4 (37) (50) 16 - 1 - (70) AUM 2Q23 11,227 4,970 4,913 2,714 1,848 2,537 28,209 Twelve Months Ended June 30, 2023 ($mn) Private Equity Infrastructure Credit Public Equities Real Estate Advisory & Distribution Total AUM 2Q22 10,219 5,511 4,797 2,060 1,373 2,355 26,315 Acquisitions1 468 - - - - - 468 Inflows2 447 565 340 450 402 614 2,818 Outflows3 (249) (1,689) (724) (590) (106) (566) (3,924) Valuation Impact (207) 462 374 606 78 (13) 1,299 FX 597 206 88 189 104 147 1,330 Funds Capital Variation4 (49) (84) 39 - (3) - (97) AUM 2Q23 11,227 4,970 4,913 2,714 1,848 2,537 28,209 See notes and definitions at end of document. Totals may not add due to rounding.

Total FEAUM Roll Forward

Twelve Months Ended June 30, 2023 ($mn)	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	Advisory & Distribution	*Total*
FEAUM 2Q22	**5,281**	**3,672**	**4,618**	**2,061**	**1,303**	**1,837**	**18,773**
Acquisitions[1]	222	-	-	-	-	-	222
Inflows[2]	1,266	148	338	452	380	363	2,948
Outflows[3]	(75)	(506)	(546)	(590)	(86)	(213)	(2,017)
Valuation Impact	-	5	399	604	155	(99)	1,063
FX and Other	13	85	89	189	138	69	583
FEAUM 2Q23	**6,708**	**3,404**	**4,898**	**2,716**	**1,891**	**1,956**	**21,573**

Three Months Ended June 30, 2023 ($mn)	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	Advisory & Distribution	*Total*
FEAUM 1Q23	**6,414**	**3,323**	**4,698**	**2,207**	**1,413**	**1,837**	**19,894**
Acquisitions[1]	111	-	-	-	-	-	111
Inflows[2]	164	59	91	368	283	145	1,110
Outflows[3]	-	(27)	(66)	(125)	(22)	(30)	(271)
Valuation Impact	-	6	173	275	135	7	595
FX and Other	18	43	1	(8)	82	(3)	133
FEAUM 2Q23	**6,708**	**3,404**	**4,898**	**2,716**	**1,891**	**1,956**	**21,573**

PATRIA

Notes: Patria's Fee Earning AUM reflects the basis that is generating management fees in the current reporting period. Since the flagship Private Equity and Infrastructure funds generally call for management fees semi-annually (in January and July), capital that is invested or reserved in Q1 and Q2 will begin to generate management fees in Q3, and likewise, capital invested or reserved in Q3 and Q4 will begin to generate management fees in Q1 of the following year. See notes and definitions at end of document. Totals may not add due to rounding.

16

Investment Performance - Drawdown Funds

(in Thousands, Except Where Noted)	Committed Capital	Deployed + Reserved	Total Invested	Unrealized Investments	Realized Investments	Total Value		Net Returns	
Fund (Vintage)	Total (USD)	%	Value (USD)	Value (USD)	Value (USD)	Value (USD)	Gross MOIC (USD)	Net IRR (USD)	Net IRR (BRL)
Private Equity									
PE I (1997)	234,000	Divested	163,812	-	278,480	278,480	1.7x	4%	7%
PE II (2003)	50,000	Divested	51,648	-	1,053,625	1,053,625	20.4x	92%	75%
PE III (2007)	571,596	Divested	614,685	2,158	1,193,519	1,195,677	1.9x	8%	19%
PE IV (2011)	1,270,853	115%	1,211,687	1,480,694	209,465	1,690,159	1.4x	2%	9%
PE V (2015)	1,807,389	109%	1,534,656	3,405,713	175,669	3,581,382	2.3x	16%	21%
PE VI (2019)	2,689,666	111%	1,668,033	2,562,040	32,883	2,594,924	1.6x	16%	12%
PE VII (2022)	1,158,953	Fundraising	79,359	92,058	-	92,058	1.2x	n/m	n/m
Total Private Equity ex. Co-Inv	**7,782,456**		**5,323,881**	**7,542,664**	**2,943,641**	**10,486,304**	**2.0x**	**13%**	**17%**
Co investments	745,010	100%	745,010	567,742	109,517	677,259	0.9x	n/m	n/m
Total Private Equity	**8,527,466**		**6,068,891**	**8,110,406**	**3,053,158**	**11,163,563**	**1.8x**	**12%**	**16%**
Infrastructure									
Infra II (2010)	1,154,385	102%	997,679	382,947	824,439	1,207,386	1.2x	0%	10%
Infra III (2013)	1,676,237	116%	1,306,477	787,608	2,212,227	2,999,835	2.3x	13%	21%
Infra IV (2018)	1,941,000	112%	668,219	984,085	-	984,085	1.5x	16%	10%
Total Infrastructure ex. Co-Inv	**4,771,622**		**2,972,375**	**2,154,640**	**3,036,666**	**5,191,306**	**1.7x**	**7%**	**15%**
Co investments	1,030,516	80%	820,446	532,702	645,451	1,178,153	1.4x	n/m	n/m
Total Infrastructure	**5,802,138**		**3,792,821**	**2,687,342**	**3,682,116**	**6,369,459**	**1.7x**	**8%**	**17%**
Real Estate/Agribusiness	(BRL)	%	(BRL)	(BRL)	(BRL)	(BRL)	(BRL)	(USD)	(BRL)
RE I (2004)	177,362	Divested	168,335	-	459,072	459,072	2.7x		24%
RE II (2009)	996,340	87%	1,020,355	24,610	1,141,351	1,165,962	1.1x		5%
RE III (2013)	1,310,465	86%	1,172,773	423,937	155,116	579,053	0.5x		-12%
Farmland (2018)	149,043	Divested	61,019	-	96,684	96,684	1.6x		14%
Co investments	1,107,668	100%	1,093,900	9,023	-	9,023	0.0x		-70%
Total Real Estate/Agri	**3,740,879**		**3,516,382**	**457,570**	**1,852,223**	**2,309,793**	**0.7x**		**-9%**

PATRIA

Note: Patria will report investment performance for funds/strategies with Total AUM equal or above $500 million. This table includes funds below that threshold given their disclosure in our reporting since the IPO. Going forward, new funds will be reported as they reach the $500 million threshold.

17

18 Investment Performance - Credit & Public Equities Note: Includes composite investment performance for funds of strategies with Total AUM of $500 million or more, and where relevant, a weighted composite of underlying benchmarks 1yr 3yr 5yr Since Incep. Latam Equities (2008) USD 1,168 36.6% 12.6% 6.0% 3.7% Benchmark: Latam Equities Index 32.3% 16.4% 5.4% 1.2% 250 bps Chilean Equities (1994) CLP 1,223 27.2% 13.5% 2.7% 13.3% Benchmark: Chilean Equities Index 30.9% 11.5% 1.4% 8.0% 531 bps Latam High Yield (2000) USD 3,197 4.3% 8.8% 4.0% 10.8% Benchmark: CEMBI Broad Div Latam HY 8.0% 4.0% 3.6% 7.0% 374 bps Latam Local Currency Debt (2009) USD 798 26.9% 13.0% 5.2% 4.3% Benchmark: GBI Broad Div Latam 27.2% 8.0% 4.7% 3.3% 100 bps Chilean Fixed Income (2012) USD 502 10.3% 11.3% 6.7% 8.6% Benchmark: Chilean Fixed Income Index 9.2% 4.3% 6.3% 7.1% 153 bps Compounded Annualized Net Returns Excess Return Since Incept. Public Equities Credit Asset Class Strategy Functional Currency Strategy AUM (USD Mn)

19 Reconciliations and Disclosures

20 Share Summary 2Q22 3Q22 4Q22 1Q23 2Q231 Class A Common Shares 54,247,500 54,247,500 54,247,500 54,247,500 54,930,241 Class B Common Shares 92,945,430 92,945,430 92,945,430 92,945,430 92,945,430 Total Shares Outstanding 147,192,930 147,192,930 147,192,930 147,192,930 147,875,671 (1) 682,741 shares issued in 2Q23 related to consideration for M&A activity

21 Patria’s Earnings – 5 Quarter View See notes and definitions at end of document (US$ in millions) 2Q22 3Q22 4Q22 1Q23 2Q23 Management Fees 55.6 55.8 54.6 57.5 61.6 (+) Incentive Fees 0.1 0.1 5.9 0.1 0.0 (+) Other Fee Revenues 0.9 0.5 1.7 0.5 0.5 (–) Taxes on Revenues (1) (0.9) (0.9) (1.1) (1.0) (1.3) Total Fee Revenues 55.6 55.4 61.0 57.1 60.8 (–) Personnel Expenses (15.7) (15.6) (18.8) (16.8) (16.8) (–) Administrative Expenses (7.4) (7.1) (5.6) (7.6) (8.3) (–) Placement Fees Amortization and Rebates (2) (1.4) (1.1) (1.3) (1.6) (1.8) Fee Related Earnings (FRE) 31.1 31.7 35.3 31.2 33.8 FRE Margin (%) 56% 57% 58% 55% 56% Realized Performance Fees (After-Tax) - 0.0 29.1 15.5 16.4 (–) Carried interest allocation and bonuses (3) - - (10.2) (5.4) (5.7) Performance Related Earnings (PRE) - 0.0 18.9 10.0 10.7 (+) Net financial income/(expense) (4) (0.8) 0.1 0.6 (1.0) 1.9 Pre-Tax Distributable Earnings 30.3 31.8 54.9 40.2 46.4 (–) Current Income Tax (5) (1.1) (2.1) (1.6) (1.1) (2.8) Distributable Earnings (DE) 29.2 29.7 53.3 39.1 43.6 DE per Share 0.20 0.20 0.36 0.27 0.30 Additional Metrics Total Assets Under Management 26,315 26,501 27,250 27,299 28,209 Fee-Earning Assets Under Management 18,773 18,584 19,164 19,894 21,573

Reconciliation of IFRS to Non-GAAP Measures

(US$ in millions)	2Q22	3Q22	4Q22	1Q23	2Q23
Management Fees	55.6	55.8	54.6	57.5	61.6
(+) Incentive Fees	0.1	0.1	5.9	0.1	0.0
(+) Other Fee Revenues	0.9	0.5	1.7	0.5	0.5
(–) Taxes on Revenues	(0.9)	(0.9)	(1.1)	(1.0)	(1.3)
Total Fee Revenues	**55.6**	**55.4**	**61.0**	**57.1**	**60.8**
(–) Personnel Expenses	(15.7)	(15.6)	(18.8)	(16.8)	(16.8)
(–) Administrative Expenses	(7.4)	(7.1)	(5.6)	(7.6)	(8.3)
(–) Placement Fees Amortization and Rebates	(1.4)	(1.1)	(1.3)	(1.6)	(1.8)
Fee Related Earnings (FRE)	**31.1**	**31.7**	**35.3**	**31.2**	**33.8**
Realized Performance Fees (After-Tax)	-	0.0	29.1	15.5	16.4
(–) Carried interest allocation and bonuses	-	-	(10.2)	(5.4)	(5.7)
Performance Related Earnings (PRE)	**-**	**0.0**	**18.9**	**10.0**	**10.7**
(+) Net financial income/(expense)	(0.8)	0.1	0.6	(1.0)	1.9
Pre-Tax Distributable Earnings	**30.3**	**31.8**	**54.9**	**40.2**	**46.4**
(–) Current Income Tax	(1.1)	(2.1)	(1.6)	(1.1)	(2.8)
Distributable Earnings (DE)	**29.2**	**29.7**	**53.3**	**39.1**	**43.6**
(-) Deferred Taxes (1)	1.4	0.1	(0.5)	(1.9)	10.6
(-) Amortization of intangible assets from acquisition (2)	(4.7)	(4.3)	(4.5)	(4.7)	(4.7)
(-) Long term employee benefits (3)	(1.2)	(0.1)	(0.4)	(0.7)	(0.5)
(-) Deferred and contingent consideration (4)	(7.0)	(7.3)	8.4	(7.2)	(8.7)
(-) Other transaction costs (5)	(1.0)	(1.4)	(3.9)	(2.5)	2.1
(-) Derivative financial instrument gains/(losses) (6)	2.8	(0.8)	(2.1)	(1.3)	(3.4)
(-) SPAC expenses and transaction costs (7)	(3.7)	(3.7)	(3.7)	(3.5)	(3.3)
Net income for the period (8)	**15.9**	**12.2**	**46.5**	**17.2**	**35.7**

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding.

See notes and definitions at end of document.

22

23 IFRS Balance Sheet Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding. See notes and definitions at end of document. (US$ in millions) 12/31/2022 6/30/2023 (US$ in millions) 12/31/2022 6/30/2023 Assets Liabilities and Equity Cash and cash equivalents 26.5 22.4 Client funds payable 23.6 19.1 Client funds on deposit 23.6 19.1 Consideration payable on acquisition (9) 33.2 44.7 Short term investments (1) 285.9 205.6 Personnel and related taxes (10) 27.1 14.1 Accounts receivable (2) 125.4 108.5 Taxes payable 0.9 1.9 Project advances 5.7 6.7 Carried interest allocation (11) 10.4 10.3 Other assets (3) 6.8 10.1 Derivative financial instuments 1.1 0.5 Recoverable taxes 5.7 5.4 Commitment subject to possible redemption (12) 234.1 180.7 Other liabilities 7.6 9.4 Current Assets 479.6 377.8 Current liabilities 338.0 280.7 Accounts receivable (2) 6.3 19.3 Gross obligation under put option (13) 73.4 85.9 Deferred tax assets (4) 1.7 10.8 Consideration payable on acquisition (9) 33.4 45.3 Project advances 0.9 1.2 Carried interest allocation (11) 2.1 13.6 Other assets 2.0 2.6 Personnel liabilities 1.7 2.1 Long term investments (5) 35.3 54.2 Deferred tax liabilities - - Derivative financial instruments (6) 6.3 6.1 Other liabilities 14.1 14.4 Investments in associates (7) 8.0 1.0 Non-current liabilities 124.7 161.3 Property and equipment 24.6 25.4 Intangible assets (8) 411.5 452.4 Total liabilities 462.7 442.0 Non-current assets 496.6 573.0 Capital 0.0 0.0 Additional paid-in capital 485.2 495.3 Performance Share Plan (14) 1.5 2.2 Retained earnings 77.6 51.9 Cumulative translation adjustment (11.5) (8.7) Equity attributable to the owners of the parent 552.8 540.7 Non-controlling interests (39.3) (31.9) Equity 513.5 508.8 Total Assets 976.2 950.8 Total Liabilities and Equity 976.2 950.8

24 Notes Notes to page 5 – Patria’s Second Quarter 2023 IFRS Results (1) Performance fees determined in accordance with the funds offering documents and/or agreements with Limited Partners, based on the expected value for which it is highly probable that a significant reversal will not occur (2) Taxes on revenue represent taxes on services in some of the countries where Patria operates (3) Personnel expenses consist of fixed compensation costs composed of salaries and wages, rewards and bonuses, social security contributions, payroll taxes and short and long-term benefits (4) Deferred consideration is accrued for services rendered during retention period of employees from acquired businesses (5) Includes share issuance expenses related to the Initial Public Offering concluded on March 14, 2022, of Patria Latin American Opportunity Acquisition Corp. (ticker PLAO), a Special Purposes Acquisition Company ("SPAC"), and other acquisition related transaction costs including M&A expenses, unwinding of considerations payable and gross obligations under put options on acquired business (6) Includes earnings and amortization on intangible assets from investments in associates (7) Mainly composed by the fair value adjustments from: long-term investments, derivative financial instruments and foreign exchange variance (8) Income tax includes both current and deferred tax expenses for the period (9) Represents the non-controlling interest of VBI Real Estate Notes to pages 8 – Patria’s Second Quarter 2023 Earnings and 21 – Patria’s Earnings – 5 Quarter View (1) Taxes on revenue have been adjusted from the comparable line in our IFRS results to remove Taxes on Realized Performance Fees which are excluded from Patria’s Fee Related Earnings (2) Placement Fees amortization are recorded on an accrual basis and amortized over the terms of the respective investment funds (3) Performance fee payable to carried interest vehicle have been deducted from performance related earnings (4) Net financial income/(expense) includes share of equity-accounted earnings, and unrealized gains/(losses) on financial instruments excluding unrealized gains/(losses) on option arrangements from business combination, warrants and other net financial income/(expenses) related to the SPAC (5) Current Income Tax represents tax expenses based on each jurisdiction’s tax regulations

25 Notes Notes to page 10 – Net Accrued Performance Fees (1) Beginning with 1Q23, we are reporting Net Accrued Performance Fees balances net of related compensation and revenue taxes only. Disclosures in prior periods were also reflected net of related corporate income taxes and for comparative purposes we have now adjusted prior periods to be consistent with current reporting methodology. (2) Others include Private Equity funds III and VII, Infrastructure fund II, Moneda Alturas II and Kamaroopin´s legacy Growth Equity fund Notes to page 15 – Total AUM Roll Forward 1) Acquisitions reflects the Total AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Total AUM in subsequent periods are reflected on the relevant roll forward line items 2) Inflows generally reflects fundraising activity in the period 3) Outflows generally reflects divestment activity in our drawdown funds, dividends, and redemption activity in funds that offer periodic liquidity 4) Funds Capital Variation generally reflects the change in cash-on-hand balances at the fund level during the period. This includes but is not limited to: (i) amounts called from limited partners which has not yet been invested, (ii) amounts received from asset sales which has not yet been distributed to limited partners and (iii) amounts used to pay down capital call financing facilities Notes to page 16 – Total FEAUM Roll Forward 1) Acquisitions reflects the Fee Earning AUM for acquired entities as of the end of the quarterly period in which the transaction closed. Impacts to Fee Earning AUM in subsequent periods are reflected on the relevant roll forward line items 2) Inflows reflects increases in the management fee basis of our funds related to fundraising, new subscriptions, or deployment dependent on the individual fee terms of each fund 3) Outflows reflects decreases to the management fee basis of our funds related to divestment activity or a contractual basis stepdown in drawdown funds, redemption activity in funds that offer periodic liquidity, and dividends in certain funds with fees based on NAV.

26 Notes Notes to Page 22 – Reconciliation of IFRS to Non-GAAP Measures (1) Deferred Taxes are temporary taxable differences mostly from non-deductible employee profit sharing expenses, performance fees and quarterly revaluation of derivatives (IFRS note "Income Tax Expenses") (2) Amortization of businesses acquisition costs allocated to intangibles assets, such as contractual rights, customers relationship, and brands (3) Expenses with equity-based compensation and long-term employee benefits from acquired businesses. Includes Officers’ Fund tracking shares, IPO's Share based incentive plan, and legacy Strategic Bonus from acquired business (4) Expenses for acquisition costs accruals. (i) Deferred consideration is accrued over retention period of key management from acquired businesses. (ii) Contingent consideration is the fair value adjustment of earn-out payables. (5) Non-recurring expenses associated with business acquisitions and restructuring (6) Unrealized gains and losses on warrants issued by the SPAC and option arrangements from acquisition-related transactions (7) SPAC's expenses are excluded from Distributable Earnings (8) Reflects net income attributable to owners of the Parent Notes to Page 23 – IFRS Balance Sheet Results (1) The balance includes trust account of Patria Latin American Opportunity Acquisition Corp. (ticker PLAO), a Special Purposes Acquisition Company ("SPAC") (2) Current and non-current accounts receivable mainly related to management and performance fees (3) Other assets includes working capital movements related to prepaid expenses and advances (4) Deferred Taxes are temporary taxable differences mostly from non-deductible employee profit sharing expenses, performance fees and quarterly revaluation of derivatives (IFRS note "Income Tax Expenses") (5) The long-term investments includes GP commitments into the funds (6) Includes derivative financial instruments from acquisition related activity (7) Includes the intangible assets from associate companies of the group (8) Primarily composed of goodwill, non-contractual customer relationships and brands from business acquisitions and their amortization (9) The payable amounts relate to purchase consideration payable for business acquisitions, which include amounts contingent to the business performance over a specific period of time (10)Primarily composed by salaries, wages and employee profit-sharing (11)Reflects 35% of performance fees receivable to be paid to a carried interest vehicle when the carried interests are collected from the funds (12)Liabilities related to SPAC for warrants (ticker PLAOW) and redeemable SPAC Class A ordinary shares (PLAO) (13)Gross obligation related to option arrangements from acquisition-related activity of businesses (14)Reflects the share-based incentive plan

27 Definitions • Distributable Earnings (DE) is used to assess our performance and capabilities to distribute dividends to shareholders. DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses). DE is derived from and reconciled to, but not equivalent to, its most directly comparable IFRS measure of net income. • Drawdown Funds are illiquid, closed-end funds in which upfront capital commitments are allocated to investments, and funded through capital calls from limited partners over the contractual life of the fund, which typically ranges from 10-14 years. • Fee Earning Assets Under Management (FEAUM) is measured as the total capital managed by us on which we derive management fees as of the reporting date. Management fees are based on “net asset value,” “adjusted cost of all unrealized portfolio investments,” “capital commitments,” or “invested capital” plus “reserved capital” (if applicable), each as defined in the applicable management agreement. • Fee Related Earnings (FRE) is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis. FRE is calculated as management, incentive and other fee revenues, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, adjusted to exclude the impacts of equity base compensation and non-recurring expenses. • Gross MOIC represents the Gross Multiple on Invested Capital and is calculated as the total fair value of investments (realized and unrealized), divided by total invested capital. • Incentive Fees are realized performance-based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments. • Net Accrued Performance Fees represent an accrued balance of performance fees, which if each eligible investment vehicle were liquidated on the reporting date at current valuations, would be recognized as Performance Related Earnings. • Net IRR represents the cash-weighted internal rate of return on limited partner invested capital, based on contributions, distributions and unrealized fair value as of the reporting date, after the impact of all management fees, expenses and performance fees, including current accruals. Net IRR is calculated based on the chronological dates of limited partner cash flows, which may differ from the timing of actual investment cash flows for the fund. • Pending FEAUM refers to committed capital that is eligible to earn management fees but is not yet activated per the basis defined in the applicable management agreement. • Performance Related Earnings (PRE) refer to realized performance fees (net of related taxes) less realized performance fee compensation allocated to our investment professionals. We earn performance fees from certain of our drawdown funds, representing a specified allocation of profits generated on eligible third-party capital, and on which the general partner receives a special residual allocation of income from limited partners in the event that specified return hurdles are achieved by the fund. • Total Assets Under Management (Total AUM) refers to the total capital funds managed or advised by us plus the investments directly made by others in the invested companies when offered by us as co-investments. In general, Total AUM equals the sum of (i) the fair value of the investments of each one of the funds and co-investments; and (ii) uncalled capital, which is the difference between committed and called capital.